Green Builders, Inc.
8121 Bee Caves Rd.
Austin, TX 78746

May 7, 2009

VIA FEDERAL EXPRESS AND
EDGAR TRANSMISSION

Kevin Woody Accounting Branch Chief Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, D.C. 20549-0303

Re:	Green Builders, Inc. (the “Company”) File No. 001-33408 Form 10-KSB for Fiscal Year Ended September 30, 2008 Amendment 1 to Form 10-K for the Fiscal Year Ended September 30, 2008

Dear Mr. Woody:

We are in receipt of your letter dated April 30, 2009 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-KSB and Amendment No. 1 to Annual Report on Form 10-KSB (together, the “10-KSB”).  On behalf of the Company, we hereby set forth the following response to the comments contained in the Staff’s April 30, 2009 letter.  We have set forth below in bold and italics the comments made by the Staff.  Following each comment is the Company’s response which is set forth in plain text.  The Company is also filing Amendment No. 2 to Annual Report on Form 10-KSB to address certain of the Staff’s comments in its letter dated April 2, 2009.

Amendment No. 1 to Form 10-KSB

Item 10. Executive Compensation, page 3

Summary Compensation Table, page 3

1.
In future filings please provide narrative disclosure to your summary compensation table, which describes the material factors necessary to an understanding of the information presented.  See Item 402(o) of Regulation S-K. Please tell us how you plan to comply.

In response to the Staff’s comment, the Company will provide this disclosure in its future filings, including the filing of its Definitive Proxy Statement for its 2009 Annual Meeting of Shareholders.

Item 11. Security Ownership of Certain Beneficial Owners and Management….page 5

2.
We note that several of your 5 percent or greater shareholders are entities.  We note that you have indicated the natural persons with voting and dispositive power for Harbert Management Corporation.  For all other entities, please disclose the natural person responsible for making voting or investment decisions.  Provide such disclosure in future filings and tell us how you plan to comply.

Kevin Woody

May 7, 2009

In response to the Staff’s comment, the Company will provide this disclosure in its future filings, including the filing of its Definitive Proxy Statement for its 2009 Annual Meeting of Shareholders.

In addition to the foregoing, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer any further questions or comments to the undersigned at (512) 314-6759.

Very truly yours,

/s/ Cindy Hammes

Cindy Hammes

cc:	Robert Telewicz [Staff] Clark Wilson [Company] Ted Gilman [Andrews Kurth] Tom Wilkinson [PMB Helin Donovan, LLP]